Contact

www.linkedin.com/in/bjornarskog (LinkedIn)
yellowsack.com (Company)

Top Skills

Web Development
JavaScript
CSS

Languages

Engelsk
Norsk

Bjørnar Skog

CTO at Yellowsack
Oslo

Experience

Yellowsack
Co-Founder / CTO
September 2018 - Present (3 years 11 months)

Crisp
Software Engineer
February 2019 - September 2020 (1 year 8 months)

Eventum Inc.
Co-Founder & CTO
2013 - February 2019 (6 years)

eventum.no

Viavebb AS
Founder & Software Engineer
November 2006 - 2013 (7 years)
Oslo Area, Norway

Assist2web
Founder & Software Engineer
June 2001 - November 2006 (5 years 6 months)
Oslo Area, Norway

Norwegian Armed Forces - FLO/IKT
Software Engineer
January 2001 - February 2002 (1 year 2 months)
Oslo Area, Norway

Education

Militærtjeneste, Hæren
Java · (2001 - 2002)

IT-Akademiet

· (2000 - 2000)